Filed pursuant to Rule 433

Registration No. 333-212284-01

November 28, 2018

PRICING TERM SHEET

4.150% Notes due 2028

Issuer:	ERP Operating Limited Partnership

Security:	4.150% Notes due 2028

Anticipated Ratings*:	A3 by Moody’s Investors Service, Inc. A- by Standard & Poor’s Ratings Services A by Fitch Ratings Services

Principal Amount Offered:	$400,000,000

Trade Date:	November 28, 2018

Settlement Date:	November 30, 2018 (T+2)

Maturity Date:	December 1, 2028

Coupon:	4.150%

Interest Payment Dates:	Payable semiannually on June 1 and December 1, commencing June 1, 2019

Price to Public:	99.821%

Benchmark Treasury:	3.125% due November 15, 2028

Benchmark Treasury Price and Yield:	100-20 / 3.052%

Spread to Benchmark Treasury:	+112 basis points

Re-Offer Yield:	4.172%

Make-Whole Call:	Treasury rate plus 20 basis points

Optional Redemption:	Issuer may redeem at any time in whole or, from time to time in part, at a redemption price equal to the sum of (i) the principal amount being redeemed plus accrued interest thereon to the redemption date and (ii) the Make-Whole Amount (as described in the Prospectus), if any; provided, that if the notes are redeemed on or after September 1, 2028 (the date that is three months prior to the maturity date of the notes), the redemption price will not include the Make-Whole Amount

Net Proceeds:	$396,684,000

Day Count Convention:	30 / 360

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	26884A BK8 / US26884ABK88

Joint Book-Running Managers:	Merrill Lynch, Pierce, Fenner & Smith Incorporated Citigroup Global Markets Inc. Wells Fargo Securities, LLC RBC Capital Markets, LLC

Senior Co-Managers:	Jefferies LLC Regions Securities LLC U.S. Bancorp Investments, Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC Mizuho Securities USA LLC SMBC Nikko Securities America, Inc. Samuel A. Ramirez & Company, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at (800) 294-1322, Citigroup Global Markets Inc. at (800) 831-9146 or Wells Fargo Securities, LLC at (800) 645-3751.